HALL & ROMKEMA FINANCIAL SERVICES, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2015

Balance at December 31, 2014	$	314,379
Net income		544,250
Members' distributions		(530,000)
Balance at December 31, 2015	$	328,629

See accompanying notes.